FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 7, 2008

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____    No    X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Website posting dated 3 October 2008

Item 1

WEBSITE POSTING

On 3 October 2008, in close consultation with De Nederlandsche Bank (DNB), the Netherlands Minister of Finance took over all shares of Fortis Bank Nederland (Holding) NV, Fortis Insurance Netherlands NV and Fortis Corporate Insurance NV. Through this action it acquired Fortis’s remaining interests in ABN AMRO, replacing Fortis as a stakeholder in RFS Holdings, which continues to manage ABN AMRO.

The full press release issued by the Netherlands Ministry of Finance can be found on www.minfin.nl.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	October 7, 2008	By:	/s/ Petri Hofste
			Name:	P.H.M. Hofste
			Title:	Chief Accounting Officer

		By:	/s/ Mark Boyle
			Name:	M.G. Boyle
			Title:	Head of Reporting and Accounting Policy